April 17, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:              Ryan Houseal, Attorney-Advisor
Maryse Mills-Apenteng, Special Counsel

Re:	GraphOn Corporation
Revised Preliminary Proxy Statement filed on Schedule 14A
Filed April 18, 2013
File No. 000-21683

Ladies and Gentlemen:

On behalf of GraphOn Corporation, a Delaware corporation (the “Company”), we are providing in this letter the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Bob Dixon of the Company, dated April 17, 2013 (the “Commission’s Letter”).  For convenience of reference, the Staff’s comments contained in the Commission’s Letter are reprinted below in italics, and are followed by the corresponding response of the Company.

Proposal III

Reverse Stock Split, page 23

1.
You state on page 25 that the reverse stock split will have the effect of increasing the number of authorized but unissued shares of common stock. Please disclose whether you have any plans, proposals or arrangements to issue of any of the newly available authorized shares of common stock for any purpose, including future acquisitions or financings. If you have no such plans, proposals or arrangements, please make a clear statement in your filing to that effect.

In response to the Staff’s comment, a confirmatory statement has been added to page 25 of the proxy statement in the last paragraph of the section titled “Effect of the Reverse Split on Our Common Stock.”

2.
Please consider revising the tabular disclosure on page 25 to include information regarding your capital structure on both a pre- and post-split basis. Further, to facilitate understanding, it appears that in addition to including columns reflecting the reverse split ratio, the number of shares issued and outstanding and the number of shares authorized, you should add a column showing the number of shares available for issuance on both a pre- and post- stock split basis.

695 Town Center Drive, 14th Floor, Costa Mesa, California  92626-1924   Telephone:  714.371.2500  Fax:  714.371.2550
Albany  |  Los Angeles  |  New York  |  Orange County  |  Palo Alto  |  Sacramento  |  San Francisco  |  Washington, D.C.

United States Securities and Exchange Commission
Division of Corporation Finance
April 17, 2013

In response to the Staff’s comment, the paragraph immediately preceding the referenced table has been modified to include a reference to the pre-split capital structure.

*               *               *

Additionally, per your request, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing or have additional questions or comments, please contact the undersigned at 714-338-2710.

Very truly yours,

/s/ Matthew O’Loughlin

Matthew O’Loughlin

cc:	Bob Dixon
Ben Orlanski, Esq.